TERRITORY OF THE BRITISH VIRGIN ISLANDS
BVI BUSINESS COMPANIES ACT, 2004

CERTIFICATE OF CHANGE OF NAME
(Section 21)

The REGISTRAR OF CORPORATE AFFAIRS of the British Virgin Islands HEREBY CERTIFIES that, pursuant to the BVI Business Companies Act, 2004, all the requirements of the Act in respect of a change of name having been complied with

UMeWorld Limited

BVI COMPANY NUMBER **1755966**

which was continued in the British Virgin Islands under the BVI Business Companies Act, 2004, on the 7th day of January, 2013 has changed its name to

UMeWorld Limited
你我世界有限公司

this 26th day of April, 2013.

REGISTRAR OF CORPORATE AFFAIRS · BVI FINANCIAL SERVICES COMMISSION · FSC

for **REGISTRAR OF CORPORATE AFFAIRS**
26th day of April, 2013